Exhibit 99.1

TAHOE RESOURCES INC. AND LAKE SHORE GOLD CORP. COMPLETE BUSINESS COMBINATION; ANNOUNCE ELECTION TO REDEEM CONVERTIBLE DEBENTURES
VANCOUVER, British Columbia, April 1, 2016 – Tahoe Resources Inc. ("Tahoe") (TSX: THO, NYSE: TAHO) and Lake Shore Gold Corp. ("Lake Shore Gold") (TSX, NYSE MKT: LSG) are pleased to announce that the business combination between Tahoe and Lake Shore Gold by way of a plan of arrangement (the "Arrangement") has been completed effective April 1, 2016.
Pursuant to the Arrangement, Tahoe acquired all of the issued and outstanding common shares of Lake Shore Gold ("Lake Shore Gold Shares") for consideration consisting of 0.1467 common shares of Tahoe ("Tahoe Shares") for each outstanding Lake Shore Gold Share (the "Exchange Ratio"), such that Lake Shore Gold is now a wholly-owned subsidiary of Tahoe. On closing of the Arrangement, Tahoe issued an aggregate of 69,239,629 Tahoe Shares to former Lake Shore Gold shareholders, who now hold approximately 23.32% of the 296,900,457 Tahoe Shares issued and outstanding, on an undiluted basis.
Additionally, outstanding options to acquire Lake Shore Gold Shares have been exchanged for options of Tahoe and will entitle the holders to receive, upon exercise thereof, Tahoe Shares based on the Exchange Ratio.
The Lake Shore Gold Shares are expected to be de-listed from both the Toronto Stock Exchange and the NYSE MKT as soon as practicable. The outstanding $103,181,000 principal aggregate amount of 6.25% convertible unsecured debentures of Lake Shore Gold ("Debentures") will remain listed on the Toronto Stock Exchange under the symbol "LSG.DB".
Lake Shore Gold's convertible debenture indenture dated September 7, 2012 (the "Indenture") governs the terms of the Debentures. As a result of the Arrangement and in accordance with the terms of the Indenture, on conversion of the Debentures each debentureholder will be entitled to receive Tahoe Shares (in lieu of Lake Shore Gold Shares), based on the Exchange Ratio. Tahoe and Lake Share Gold have entered into a supplement to the Indenture with Computershare Trust Company of Canada, as trustee, to, among other things, evidence Tahoe's agreement to issue Tahoe Shares to any debentureholder upon conversion of the Debentures.
The completion of the Arrangement constitutes a change of control under the terms of the Indenture. Pursuant to its obligations under the Indenture, Lake Shore Gold today gave notice of its offer to purchase all of the Debentures at 100% of the principal amount plus accrued and unpaid interest, subject to the terms and conditions set out in the Indenture (the "Change of Control Offer"). In accordance with the terms of the Indenture, the Change of Control Offer will expire at 5:00 pm (Toronto time) on April 18, 2016, and debentureholders who accept the Change of Control Offer will be paid on May 13, 2016.
Additionally, as the current market price of the Lake Shore Gold Shares is greater than 130% of the conversion price (as determined in accordance with the Indenture), Lake Shore Gold today gave notice of its election to redeem the Debentures on May 16, 2016 (the "Redemption Date") at a price equal to their principal amount plus accrued and unpaid interest to, but excluding, the Redemption Date. Pursuant to the Indenture, Lake Shore Gold has elected to satisfy its obligation to repay the principal amount of the Debentures by issuing Tahoe Shares to the holders of the Debentures. The number of Tahoe Shares to be issued will be determined by dividing the aggregate principal amount of the outstanding Debentures which are to be redeemed by 95% of the volume weighted average trading price of Tahoe Shares for the 20 trading days ending on and including May 9, 2016. The accrued and unpaid interest on the Debentures will be paid in cash.

Debentureholders maintain the right to convert the Debentures at any time prior to 5:00 pm (Toronto time) on May 13, 2016 at a conversion price of $9.5433 per Tahoe Share, being a conversion rate of 104.7856 Tahoe Shares per $1,000 principal amount of the Debentures. If all of the outstanding Debentures are converted by debentureholders at this conversion price, a total of approximately 10,811,895 Tahoe Shares will be issued on conversion.
For additional details on the terms and conditions of the Change of Control Offer and the redemption of the Debentures, debentureholders should refer to the notice of change of control and redemption being mailed to them, a copy of which is available under Lake Shore Gold's SEDAR profile at www.sedar.com.

Contacts for further information:
Tahoe Resources Inc.
investors@tahoeresources.com Tel: 775-448-5800
About Tahoe Resources Inc.
Tahoe's strategy is to responsibly operate precious metals mines in the Americas and to deliver long-term shareholder value through share price appreciation, shareholder dividends and bottom-line growth. Tahoe is a member of the S&P/TSX Composite and TSX Global Mining indices and the Russell 3000 on the NYSE. Tahoe is listed on the TSX as THO and on the NYSE as TAHO.